UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


03028106

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Bayview Financial Securities Company, LLC
(Exact Name of Registrant as Specified in Charter)

0001221293
(Registrant CIK Number)

Form 8-K for July 25, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-104181
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

84174 Bayview 2003-D
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on July 30, 2003.

BAYVIEW FINANCIAL SECURITIES COMPANY, LLC

By: 
Name: Stuart Waldman
Title: Vice President

Exhibit Index

Exhibit	Page
99.1 Computational Materials	4

IN ACCORDANCE WITH RULE 311(h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

BAYVIEW FINANCIAL MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-D

ABS New Transaction

Computational Materials

$[420,555,000] (approximate)
BayView Financial
Mortgage Pass-Through Certificates,
Series 2003-D



BAYVIEW FINANCIAL
TRADING GROUP

Wells Fargo Bank Minnesota N.A
Master Servicer

Wachovia Bank
Trustee

July 21, 2003

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

[$420,555,000]

(APPROXIMATE, SUBJECT TO +/- 10% VARIANCE)

BAYVIEW FINANCIAL

MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-D

MORTGAGE BACKED SECURITIES

Wells Fargo Bank Minnesota N.A., Master Servicer

Senior /Subordinate REMIC Certificates

One Month LIBOR Available Funds Floaters -No Hard Cap – Act/360 – No Delay


BAYVIEW FINANCIAL
TRADING GROUP

Class	Approximate Size ($)	Initial Coupon(1)	WAL 35% Call (2)	WAL 10% Call (3)	Payment Window to Call (3)	Initial Credit Support (4)	Legal Final Maturity (5)	Expected Ratings (4) Fitch /Moody's/S&P
A-IO (6)	Notional	Variable	N/A	N/A	08/03-01/06	13.75%	01/06	AAA/Aaa/AAA
IO(6)	Notional	Variable	N/A	N/A	08/03-11/11	13.75%	08/34	AAA/Aaa/AAA
A	375,233,000	1mL + [ ]%	2.18	2.92	08/03-11/11	13.75%	08/34	AAA/Aaa/AAA
M-1	22,134,000	1mL + [ ]%	3.67	5.78	08/06-11/11	8.50%	08/34	AA/Aa2/AA
M-2	4,216,000	1mL + [ ]%	3.67	5.78	08/06-11/11	7.50%	08/34	AA-/Aa3/AA-
M-3	7,378,000	1mL + [ ]%	3.67	5.78	08/06-11/11	5.75%	08/34	A/A2/A
M-4	3,162,000	1mL + [ ]%	3.67	5.78	08/06-11/11	5.00%	08/34	A-/A3/A-
B	8,432,000	1mL + [ ]%	3.67	5.78	08/06-11/11	3.00%	08/34	BBB+/Baa1/BBB+
X(8)	$0	NA	(7)	(7)	(7)	NA	NA	NR
F(9)	$0	NA	(7)	(7)	(7)	NA	NA	NR
P(10)	$0	NA	(7)	(7)	(7)	NA	NA	NR
S(11)	$0	NA	(7)	(7)	(7)	NA	NA	NR
R(12)	$0	NA	(7)	(7)	(7)	NA	NA	NR

(1) Each variable rate class (the "LIBOR Certificates"), other than the Class A-IO and Class IO, will accrue interest at rate of One Month LIBOR plus a specified margin. The margin on the Class A Certificate will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5 times the stated margin for such class on each Distribution Date occurring after the date on which the 10% Optional Termination may be exercised. Each Class of LIBOR Certificates is subject to the Available Funds Cap, as described on page 20. One Month LIBOR for the first accrual period will be determined two business days prior to the Closing Date. The Class A-IO and Class IO will have a coupon as described on page 14.

(2) All Classes of Certificates will be subject to a 35% Auction Call. The weighted average life to the 35% Call assumes: (i) prepayments occur at 21% CPR, (ii) the 35% call is exercised on the first eligible Distribution Date and (iii) bonds pay on the 28th of each month beginning in August 2003.

(3) The weighted average lives to 10% Call assume: (i) prepayments occur at 21% CPR, (ii) the 10% Optional Call is exercised and (iii) bonds pay on the 28th of each month beginning in August 2003.

(4) Assumes Over-collateralization ("O/C") has built to 3.00% target. Initial Credit Support equals (i) the percentage of bonds (as a product of the mortgage loan balance) subordinate to such Class plus (ii) the overcollateralization target. The overcollateralization target is assumed to be 3.00%. The overcollateralization amount on the Closing date will equal 0.25% of the Cut-Off Date collateral balance. Rating levels are subject to final approval.

(5) The legal final maturity date was determined by adding thirty-one years to the first Distribution Date for all Certificates except the Class A-IO. The legal final maturity date for the Class A-IO is the 30th Distribution Date.

(6) The Class A-IO and Class IO (the "Interest Only Classes") will be entitled to receive payments of interest only based on a variable notional amount as described on page 14.

(7) The Class X, Class F, Class P, Class S and the Class R are not offered hereby.

(8) The Class X Certificates represent the entitlement to certain remaining cash flows in respect of the mortgage loans following payment of principal and interest in respect of the Offered Certificates, the Class F Certificates, the Class P Certificates, Class S Certificates and the Class IO Certificates, as described herein.

(9) The Class F on a monthly basis is entitled to the annualized rate equal to the product of (A) the greater of (i) 3.00% minus the current one-month LIBOR ("LIBOR") rate and (ii) zero and (B) the actual balance of fixed rate and balloon loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than or equal to forty-eight months.

(10) The Class P is entitled to all prepayment penalty distributions.

(11) The Class S is a servicing strip.

(12) The Class R is non-economic REMIC tax residual.

CONTACTS

MBS/ABS Trading/Syndicate		
Scott Soltas	212-449-3659	ssoltas@exchange.ml.com
Charles Sorrentino	212-449-3659	csorrentino@exchange.ml.com
Brian Stoker	212-449-3659	bstoker@exchange.ml.com
Global Asset Backed Finance		
Matt Whalen	212-449-0752	mwhalen@exchange.ml.com
Paul Park	212-449-6380	ppark@exchange.ml.com
Ted Bouloukos	212-449-5029	tbouloukos@exchange.ml.com
Fred Hubert	212-449-5071	fhubert@exchange.ml.com
Alan Chan	212-449-8140	alanchan@exchange.ml.com
Alice Chang	212-449-1701	achang1@exchange.ml.com
Amanda de Zutter	212-449-0425	adezutter@exchange.ml.com
Fitch		
Stephen Lei	212-908-0778	Stephen.lei@fitchratings.com
Moody's		
Christine Lachnicht	212-553-4586	christine.lachnicht@moodys.com
S&P		
Bridget Steers	212-438-2610	Bridget_steers@sandp.com

Title of Offered Certificates	BayView Financial ("BAYV"), Mortgage Pass-Through Certificates, Series 2003-D, consisting of: Class A, Class A-IO and Class IO Certificates, (collectively, the "Senior Certificates"), Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates (collectively, the "Subordinate Certificates"). The Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates are collectively referred to as the "LIBOR Certificates." The Class A-IO and Class IO Certificates are collectively referred to as the "Interest-Only Classes."
Lead Underwriter	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Underwriters	Citigroup Global Markets Inc. and Lehman Brothers Inc.
Depositor	BayView Financial Securities Company, LLC
Seller	BayView Financial Trading Group, L.P.
Master Servicer	Wells Fargo Bank Minnesota, National Association

Servicers

M&T	60.78%
Interbay	10.58%
Cendant	8.39%
Wells Fargo Home Mortgage	5.80%
GMAC Mortgage Corporation	5.49%
WMMSC	2.73%
The Boston Company	2.15%
Countrywide	2.08%
Washington Mutual	2.00%

Servicing Advances	The Servicers are required under the servicing agreements to advance delinquent payments of principal and interest on all Mortgage Loans in the trust, to the extent that such advances are expected to be ultimately recoverable from the related Mortgage Loan.
Trustee	Wachovia Bank, National Association
Cut-Off Date	July 1, 2003
Pricing Date	On or about July [23], 2003
Closing Date	On or about July [30], 2003
Distribution Dates	Distribution of principal and interest on the certificates will be made on the 28th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in August 2003.
ERISA Considerations	The Senior Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates. The Subordinate Certificates will not be ERISA eligible.
Legal Investment	The offered certificates will not constitute "mortgage-related securities" for the purposes of SMMEA.

Tax Status

For federal income tax purposes, multiple elections will be made to treat specified portions of the Trust Fund as "real estate mortgage investment conduits" (each, a "REMIC").

Auction Call

On the first Distribution Date on or after the date on which the aggregate principal balance of the LIBOR Certificates is less than 35% of the aggregate principal balance of the LIBOR Certificates as of the Closing Date ("the Initial Certificate Balance"), the Trustee will solicit bids in a commercially reasonable manner for purchase of the Mortgage Loans and other property of the Trust for a price not less than the Minimum Bid Price. The Trustee will not sell the assets of the Trust unless it has received at least three bids and at least one such bid is for not less than the Minimum Bid Price. This process will be repeated every three months until the Minimum Bid Price is received.

The Trustee will be reimbursed for the costs of such sale before the proceeds are paid to Securityholders.

Minimum Bid Price

The "Minimum Bid Price" will equal the sum of (i) the aggregate unpaid principal balance of the Mortgage Loans, (ii) interest accrued and unpaid on the Mortgage Loans, (iii) the fair market value of all other property of the Trust Fund and (iv) any unpaid servicing advances, fees and expenses of the Master Servicer, the Servicers, the Trustee and Mortgage Insurer.

In the event that satisfactory bids are received, the net sale proceeds will be distributed to the Certificateholders in the same order of priority as interest and principal distributions. If satisfactory bids are not received, the Trustee shall decline to sell the Mortgage Loans and the process will be repeated every three months until the Minimum Bid Price is received.

Optional Termination

On the Distribution Date on which the current collateral balance is less than 10% of the Cut-Off Date collateral balance, if the property of the Trust has not been sold as described above, the holder of the Class R Certificate and the Master Servicer will, as provided in the Pooling and Servicing Agreement, have the option to purchase the outstanding Stated Principal Balance of the Mortgage Loans and other property in the Trust Fund, plus accrued interest thereon.

Pricing Prepayment Speed

21% constant prepayment rate ("CPR")

Mortgage Loans

The mortgage pool will consist of fixed rate and adjustable rate, first lien, mortgage loans ("Mortgage Loans") having an aggregate stated principal balance as of the Cut-Off Date of approximately $421,611,004.73.

- $226,172,069.18 principal balance of fixed rate mortgage loans
- $195,438,935.55 principal balance of adjustable rate mortgage loans

Approximately 27.49% of the aggregate principal balance of the mortgage loans as of the Cut-off Date will be covered by lender-paid mortgage insurance, primary mortgage insurance or will be FHA or VA insured.

Total Deal Size

Approximately $420,555,000

Administrative Fees

The Servicers, Master Servicer, Trustee, Custodian and collateral pool mortgage insurer will be paid fees aggregating approximately 73.28 bps per annum (payable monthly) on the stated principal balance of the Mortgage Loans.

Servicing Fee

Approximately 53.94 bps per annum on the aggregate principal balance of the mortgage loans, payable monthly.

Master Servicing Fee

1.50 bps per annum of the collateral balance

Trustee Fee

0.50 bps per annum of the collateral balance

Custodian Fee

0.25 bps per annum of the collateral balance

Mortgage Insurance Fee Rate

Approximately 118.50 bps per annum of the collateral balance, for loans covered by lender paid mortgage insurance (Approximately 14.42% of the Cut-Off Date collateral balance of all the loans).

Credit Enhancements

1. Excess interest
2. Over-Collateralization
3. Subordination
4. Reserve Fund

Excess Interest

Excess interest cashflow will be available as credit enhancement.

A percentage of Excess Interest ("Available Excess Interest") will be available on each Distribution Date to build Over-Collateralization. For the Distribution Date in August 2003, Available Excess Interest will equal 0% of Excess Interest (ie.: one month 100% "excess spread holiday"); for each Distribution Date from September 2003 to July 2004, Available Excess Interest will equal 50% of Excess Interest (ie.: eleven month 50% "excess spread holiday"); thereafter, Available Excess Interest will equal 100% of Excess Interest. For every Distribution Date, Available Excess Interest will be applied as principal on each Distribution Date in reduction of the Class Principal Balances of the LIBOR Certificates to build and maintain the Over-Collateralization Amount, as described herein. The amount of Available Excess Interest will vary over time based on the prepayment and default experience of the Mortgage Loans, whether the Servicer advances on delinquent Mortgage Loans (including the non-performing Mortgage Loans), and variations in the underlying indices on the Adjustable Rate Mortgage Loans.

Over-Collateralization

Available Excess Interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Over-Collateralization or "O/C").

The "Target O/C Amount" or "O/C Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately 3.00% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the O/C Target is equal to the greater of (i) 6.00% of the current Collateral Balance and (ii) 0.50% of the original Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the O/C Target will be equal to the O/C Target for the immediately preceding Distribution Date.

On the Closing Date, Initial O/C is expected to be approximately 0.25% of the Cut-Off date collateral balance. The O/C Floor will be equal to 0.50% of the Cut-Off Date Balance.

Initial: 0.25% of original balance
Target: 3.00% of original balance before stepdown, greater of 6.00% of currrent balance or 0.50% of original collateral after stepdown
Floor: 0.50% of original balance

Subordination:
[1] includes O/C target

Classes	Rating (F/M/S)	Subordination [1]
Class A	AAA/Aaa /AAA	13.75%
Class M-1	AA/Aa2 /AA	8.50%
Class M-2	AA-/Aa3/AA-	7.50%
Class M-3	A/A2/A	5.75%
Class M-4	A-/A3/A-	5.00%
Class B	BBB+/Baa1/BBB+	3.00%

Initial Class Sizes:

Classes	Rating (F/M/S)	Class Sizes
Class A	AAA/Aaa /AAA	89.00%
Class M-1	AA/Aa2 /AA	5.25%
Class M-2	AA-/Aa3/AA-	1.00%
Class M-3	A/A2/A	1.75%
Class M-4	A-/A3/A-	0.75%
Class B	BBB+/Baa1/BBB+	2.00%

Reserve Fund

A Reserve Fund will be created for the benefit of the LIBOR Certificate holders that will be funded by interest rate cap payments received under the Cap Agreement, as defined herein.

Priority of Funding the Reserve Fund
The Reserve Fund will be funded by interest rate cap payments received under the Cap Agreement for the first 120 Distribution Dates. On a monthly basis, interest rate cap payments received under the Cap Agreement will be paid as follows:

1. To pay any Current Interest Shortfalls on the LIBOR Certificates;
2. To pay any Basis Risk Shortfalls and Unpaid Basis Risk Shortfalls on the LIBOR Certificates;
3. To pay any current period losses;
4. To pay any Deferred Principal Amounts to the Subordinate Certificates;
5. To pay the Reserve Fund any remaining amounts up to the Reserve Fund Target, as defined herein; and
6. To pay any remaining amounts to the holder of the Class X Certificate.

After the Distribution Date in July 2013 (month 120) the Cap Agreement expires and the Reserve Fund will only be available to the LIBOR Certificate holders to the extent there is a remaining balance in the Reserve Fund.

On a monthly basis, amounts on deposit in the Reserve Fund will be available to absorb portfolio losses. Amounts on deposit in the Reserve Fund will be applied to losses before losses are absorbed by O/C or the LIBOR Certificates.

Reserve Fund Target
The "Reserve Fund Target" with respect to each Distribution Date on or prior to the Distribution Date in July 2013 (month 120) will be equal to the greater of (1) the O/C Target Balance in effect for such Distribution Date, less the current O/C Amount after giving effect to all distributions and losses for that month and (2) zero. After the Distribution Date in August 2013 the Reserve Fund will have a zero target.

Accrued Interest The Certificates will settle flat.

Interest Accrual Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date.

Delay Days 0 days, bonds settle flat.

Day Count With respect to all Certificates, excluding the Class A-IO and Class IO Certificates, Actual/360. With respect to the Class A-IO and Class IO Certificates, 30/360 days.

Due Period With respect to any Distribution Date is the one-month period beginning on the second day of the calendar month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Registration The Offered Certificates will be available in book-entry form through DTC.

Denominations LIBOR Certificates: Minimum of $25,000, and multiples of $1 in excess thereof.
Class A-IO Certificates: Minimum of $1,000,000 and multiples of $1 in excess thereof.

Clearing DTC, Euroclear or Clearstream

Principal Distribution Amount ("PDA") The Principal Distribution Amount with respect to any Distribution Date will be equal to the sum of (i) the Principal Remittance Amount for such date minus the O/C Release Amount, if any, for such date and (ii) the Extra Principal Distribution Amount, if any, for such date.

Principal Remittance Amount Principal Remittance Amount with respect to any Distribution Date will be equal, in general, to the sum of (i) all principal collected (other than Payaheads) or advanced or otherwise remitted in respect of Monthly Payments on the Mortgage Loans during the related Due Period, (ii) all prepayments in full or in part received during the applicable Prepayment Period, (iii) the portion of the purchase price allocable to principal of each Mortgage Loan that was purchased from the Mortgage Pool during the related Prepayment Period, (iv) the portion of any Substitution Amount allocable to principal paid during the related Prepayment Period, and (v) all Net Liquidation Proceeds and any other recoveries collected and remittances made during the related Prepayment Period, to the extent allocable to principal, as reduced in each case, as provided in the Pooling and Servicing Agreement, by unreimbursed Advances, to the extent allocable to principal and other amounts due to the Master Servicer, the Servicers or the Indenture Trustee and not reimbursed from the Interest Remittance Amount for such Distribution Date.

O/C Release Amount The Over-collateralization (O/C) Release Amount with respect to any Distribution Date will be equal to the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the amount, if any, by which (i) the Overcollateralization Amount for such date, assuming that 100% of the Principal Remittance Amount for such date is applied on such date to distribution of principal on the LIBOR Certificates, exceeds (ii) the Target O/C Amount for such date.

Extra Principal Distribution Amount The Extra Principal Distribution Amount with respect to any Distribution Date will be equal to the lesser of (i) Available Excess Interest for such Distribution Date and (ii) the O/C Deficiency for such date.

O/C Deficiency

The O/C Deficiency with respect to any Distribution Date will be equal to the amount, if any, by which (x) the Target O/C Amount for such Distribution Date exceeds (y) the O/C Amount for such Distribution Date, calculated for this purpose after giving effect to the reduction on such Distribution Date of the Class Principal Balances of the LIBOR Certificates resulting from the distribution of the Principal Remittance Amount (but not the Extra Principal Distribution Amount) on such Distribution Date, but prior to allocation of any applied loss amount on such Distribution Date.

O/C Amount

The O/C Amount with respect to any Distribution Date will be equal to the amount, if any, by which (x) the Mortgage Balance for such date exceeds (y) the aggregate Class Principal Balance of the LIBOR Certificates after giving effect to distributions on such Distribution Date.

Current O/C Percentage

The Current O/C Percentage with respect to any Distribution Date will be equal to a fraction, expressed as a percentage, the numerator of which is the O/C Amount for such Distribution Date and the denominator of which is the Mortgage Balance for such Distribution Date.

Class F Certificates

On each Distribution Date the Class F Certificates will be entitled to interest on a notional amount equal to the aggregate Principal Balance of the Fixed Rate and Balloon Mortgage Loans plus any ARM loans that had an initial reset period from the Cut-Off Date of greater than or equal to forty-eight months for the related Distribution Date at an annual rate equal to the excess, if any, of (a) 3% over (b) actual LIBOR. Such distributions will terminate after the Distribution Date in July 2007 (the 48th Distribution Date).

Class F Payment Amount

The amount payable by the Trustee to the Class F Certificates on any Distribution Date is referred to as the "Class F Payment Amount."

Payment of the Class F Payment Amount on any Distribution Date will reduce amounts that would otherwise be available for distribution to holders of the offered certificates.

Current Interest

Current Interest for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Carryforward Interest

Carryforward Interest with respect to each Class of LIBOR Certificates will equal, with respect to any Distribution Date, the amount, if any, by which (i) the sum of (x) Current Interest for such Class for the immediately preceding Distribution Date and (y) any unpaid Carryforward Interest from previous Distribution Dates exceeds (ii) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date.

Net Mortgage Rate

The Net Mortgage Rate with respect to each Mortgage Loan will equal the Mortgage Rate thereon, minus the Administrative Fees.

Coupon Step Up

The margin on the Class A will increase to 1.5x their respective margins on each Distribution Date occurring after the date on which the 35% Auction Call may be exercised. The margin on the Class M and Class B Certificates will increase to 1.5x their respective margins on each Distribution Date occurring after the date on which the 10% optional termination may be exercised.

Available Funds Cap

The Interest Rate applicable to each Class of LIBOR Certificates will be subject to reduction by application of the Available Funds Cap, which is the maximum rate of interest for any Class of LIBOR Certificates for any Distribution Date. The "Available Funds Cap," expressed as a percentage, will equal, as to any Distribution Date and each Class of LIBOR Certificates, (A)(1)(a) the sum of the aggregate of interest accrued (whether or not collected or advanced) for the related Due Period on all Mortgage Loans at the applicable Net Mortgage Rates minus (b) the sum of (i) the Class F Payment Amount payable on such date, and (ii) the aggregate of interest accrued for the related Accrual Period on all Classes of Securities having a higher priority of distribution than such Class divided by (2) the Class Principal Balance of such Class immediately prior to such Distribution Date multiplied by (B) the fraction, expressed as a percentage, the numerator of which is 360 and the denominator of which is the actual number of days in the related Accrual Period.

Basis Risk Shortfall

To the extent that (a) the amount of interest payable to a Class exceeds (b) its Available Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions.

Unpaid Basis Risk

The Unpaid Basis Risk Shortfall for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Cap Agreement

The LIBOR Certificate holders will benefit from a series of interest rate cap payments pursuant to a cap agreement (the "Cap Agreement"), which is intended to partially mitigate the interest rate risk that could result from the difference between the interest rates on the LIBOR Certificates and the weighted average coupon of the Fixed Rate Mortgage Loans.

Cap Notional Balance

On each Distribution Date, payments under the Cap Agreement will be made based upon a notional balance (the "Cap Notional Balance") equal to an amount initially equal to the approximate aggregate Principal Balance of the Fixed Rate and balloon Mortgage Loans, which will decline each month on the basis of assumed prepayments of principal at a rate no greater than 18% CPR and the assumption that no defaults or losses occur.

The Cap Agreement will have a strike rate pursuant to the following schedule:

Months	Strike	Cap Ceiling [1]
1-36	3.00%	N/A
37-96	5.00%	10.00%
97-120	7.00%	10.00%

During the first three years of the transaction the LIBOR Certificates will have some protection against any increases in LIBOR greater than the initial strike rate. Any movement in LIBOR between the initial strike rate + 2% will not be covered under the Cap Agreement after month 36. Beginning in month 37 the Trust will have some protection for the next five years against any increases in LIBOR between the initial strike rate + 2% and the initial strike rate + 7%. This will represent a 500 basis point corridor of coverage. Any movement in LIBOR between the initial strike rate + 4% will not be covered under the Cap Agreement after month 96. Beginning in month 97 the Trust will have some protection for the next two years against any increases in LIBOR between the initial strike rate + 4% and the initial strike rate + 7%. This will represent a 300 basis point corridor of coverage. After month 120 (year 10) the Cap Agreement expires.

Excess Cap Amount

To the extent that the notional balance of the Cap Agreement exceeds the aggregate Principal Balance of the Fixed Rate Mortgage Loans, the amount payable under the Cap Agreement in respect of such excess (the "Excess Cap Amount") may remain property of the Trust Fund or may be sold for the benefit of the Trust Fund by BayView Financial Trading Group, L.P., in its capacity as investment manager.

Certificate Interest Rates

On each Distribution Date, the Class A Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class A Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class A Formula Rate"), and (y) the Available Funds Cap.

On each Distribution Date, the Class M-1 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-1 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-1 Formula Rate"), and (y) the Available Funds Cap.

On each Distribution Date, the Class M-2 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-2 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-2 Formula Rate"), and (y) the Available Funds Cap.

On each Distribution Date, the Class M-3 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-3 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-3 Formula Rate"), and (y) the Available Funds Cap.

On each Distribution Date, the Class M-4 Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class M-4 Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class M-4 Formula Rate"), and (y) the Available Funds Cap.

On each Distribution Date, the Class B Certificate Interest Rate will be equal to the lesser of (x) with respect to any Distribution Date which occurs on or prior to the Optional Call Date, One Month LIBOR plus [%] (the "Class B Spread"), per annum, and for any Distribution Date thereafter, One Month LIBOR plus [%] per annum, (the "Class B Formula Rate"), and (y) the Available Funds Cap.

For each Distribution Date, interest will accrue on the LIBOR Certificates at their respective Certificate Interest Rates from the Distribution Date in the month preceding the month of such Distribution Date (or, in the case of the first Distribution Date, from the Closing Date) through the day before such Distribution Date, on an actual/360 basis. There will be no delay days.

Interest-Only Classes

The Class A-IO Certificates and IO Certificates will be entitled to distributions of interest only and will accrue interest on a 30/360 basis. The Class A-IO will accrue interest at the lesser of (A) 4.00% and (B) the weighted average Mortgage Rate of the Mortgage Loans minus on a percentage basis (i) the Administrative Fees (ii) the Class F Payment and (iii) the strip IO based on a Notional Amount equal to the lesser of the pool balance and the following schedule:

Distribution Date	Approximate Notional Amount	Coupon [1]
1-6	$116,000,000	4.00%
7-9	$94,900,000	4.00%
10-18	$84,400,000	4.00%
19-22	$63,300,000	4.00%
23-25	$42,200,000	4.00%
26-29	$21,100,000	4.00%
30	$16,900,000	4.00%
31+	$0	0%

[1] Subject to the calculation in the preceding paragraph

The Class A-IO will not be entitled to distributions of any kind after the 30th Distribution Date.

The Class IO will accrue interest based on a notional balance equal to the mortgage loan balance at the beginning of the related Due Period. The initial approximate Notional Amount for the Class IO Certificates is $421,611,005. The per annum coupon for each Distribution Date for the Class IO will follow the following schedule:

Distribution Date	Coupon
1-6	0.600%
7-12	0.500%
13+	0.400%

Realized Losses

If a Mortgage Loan becomes a liquidated loan and the net liquidation proceeds relating thereto and allocated to principal are less than the principal balance on such Mortgage Loan, the amount of such insufficiency is a "Realized Loss". Realized Losses will, in effect, be absorbed by (1) reduction of Reserve Fund, (2) Available Excess Interest and (3) reduction of over-collerateralization. Following the reduction of any Over-Collateralization to zero, all allocable Realized Losses will be applied in reverse sequential order, beginning with the Class B Certificates and ending with the Class M-1 Certificates. The balance of the Class A Certificates will not be reduced by Realized Losses.

Deferred Principal Amount

The "Deferred Principal Amount" with respect to each Class of Subordinate Certificates and each Distribution Date will be equal to the amount by which (x) the aggregate of applied Realized Losses previously applied in reduction of the Class Principal Balance thereof, together with interest thereon at the applicable Interest Rate, exceeds (y) the aggregate of amounts previously distributed in reimbursement of such Realized Losses, plus accrued interest.

Principal Payment Priority

Distributions of principal on the LIBOR Certificates will be made on each Distribution Date in an aggregate amount equal to the Principal Distribution Amount for such Distribution Date. The Class IO Certificates and the Class A-IO Certificates will not be entitled to receive any distributions of principal.

Prior to the Step Down Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates on a pro-rata basis. Principal will then be allocated sequentially to the, M-1, M-2, M-3, M-4, and B Certificates.

Interest Payment Priority
<Preliminary and Subject to Revision>

The Interest Rates for Classes A, M-1, M-2, M-3, M-4, and B (the "LIBOR Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) the Available Funds Cap (as defined herein).

On each Distribution Date, the interest remittance amount for such date will be distributed in the following order of priority:

1. To pay the Servicing Fee, Master Servicing Fee, the Custodian Fee and premiums and related amounts payable to the collateral pool mortgage insurance provider and the Trustee Fee;
2. To pay the Class S Payment Amount to the Class S Certificates;
3. To pay the Class F Payment Amount to the Class F Certificates;
4. To pay Current Interest and Carryforward Interest to the Class IO Certificates;
5. To pay Current Interest and Carryforward Interest to the Class A-IO Certificates;
6. To pay Current Interest and Carryforward Interest to the Class A Certificates;
7. To pay Current Interest and Carryforward Interest to Classes M-1, M-2, M-3, M-4, and B (the "Subordinate Classes"), sequentially;
8. To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Pooling and Servicing Agreement;
9. Any interest remaining after the application of (1) through (7) above will be deemed Excess Interest for such Distribution Date. Available Excess Interest will be distributed as principal as follows: (i) prior to the Stepdown Date or on any Distribution Date a Trigger Event is in effect Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, to the Class A, and then sequentially to Classes M-1, M-2, M-3, M-4, and B to maintain the Overcollateralization Target, and (ii) on or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, Available Excess Interest will be distributed concurrently in proportion of their respective class principal amounts after giving effect to distributions already made on such Distribution Date, pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B to maintain the Overcollateralization Target;
10. To pay sequentially to the Classes A, M-1, M-2, M-3, M-4, and B any Current Interest Shortfalls, to the extent of amounts received under the Cap Agreement [(1)];
11. To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
12. To pay sequentially to Classes M-1, M-2, M-3, M-4, and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
13. To the extent of any remaining amounts received under the Cap Agreement, the amount of any losses on the Mortgage Loans in the priority specified in clause 9 above [(1)];
14. To pay sequentially to Classes M-1, M-2, M-3, M-4, and B, any Deferred Principal Amounts, to the extent of Available Excess Interest and any amounts received under the Cap Agreement [(1)];
15. To the Reserve Fund any remaining cap payments received under the Cap Agreement up to the Reserve Fund Target Amount[(1)];
16. To pay remaining amounts to the holder of the Class X Certificate [(1)].

(1) Cap payments received under the Cap Agreement will be allocated in steps (10), (11), (12), (13), (14), (15), and (16), in that order of priority.

TRIGGER EVENT
<Preliminary and Subject to Revision>

Is in effect on a Distribution Date if any one of the following conditions exist as of the last day of the immediately preceding collection period:

i. The "Delinquency Rate" exceeds [14%]; or
ii. The aggregate amount of realized losses incurred since the Cut-off Date through the last day of such preceding collection period divided by the initial pool balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring	**Loss Percentage**
August 2006 – July 2007	[2.20%] with respect to August 2006, plus an additional 1/12th of [0.55%] for each month thereafter
August 2007 – July 2008	[2.75%] with respect to August 2007, plus an additional 1/12th of [0.36%] for each month thereafter
August 2008 – July 2009	[3.11%] with respect to August 2008, plus an additional 1/12th of [0.14%] for each month thereafter
August 2009 and thereafter	[3.25%]

Step Down Date

The later to occur of (a) the Distribution Date in August 2006, (b) the first Distribution Date on which the aggregate principal balance is less than or equal to 50.00% of the Cut-off Date Mortgage Balance, or (c) the first Distribution Date on which the subordination levels of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates reaches two times the initial subordination as outlined on page 8.

On or after the Step Down Date and as long as a Trigger Event is not in effect, all principal will be paid pro-rata to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class B Certificates, as needed to build and maintain the required Target O/C Amount.

Delinquency Rate

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

Class A-IO Notional Balance Schedule

The Class A-IO Notional Balance Schedule will be as set out herein.

Prospectus

The Certificates will be offered pursuant to a Prospectus which includes a Prospectus Supplement (together, the "Prospectus"). Complete information with respect to the Certificates and the Mortgage Loans is contained in the Prospectus. The foregoing is qualified in its entirety by the information appearing in the Prospectus. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Certificates may not be consummated unless the purchaser has received the Prospectus.

Mortgage Loan Tables

The following tables describe the mortgage loans and the related mortgaged properties as of the close of business on the Cut-off Date. The sum of the columns below may not equal the total indicated due to rounding.

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To Maturity					
Prepayment Assumption	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.46	4.08	3.15	2.48	2.00
Principal Window	Aug03 - Jan29	Aug03 - Jun24	Aug03 - Apr21	Aug03 - May18	Aug03 - Jan16
Principal # Months	306	251	213	178	150
Class M-1					
Avg. Life (yrs)	10.28	7.67	6.42	5.78	5.29
Principal Window	Apr08 - Jan29	Nov06 - Jun24	Aug06 - Apr21	Aug06 - May18	Aug06 - Jan16
Principal # Months	250	212	177	142	114
Class M-2					
Avg. Life (yrs)	10.28	7.67	6.42	5.78	5.29
Principal Window	Apr08 - Jan29	Nov06 - Jun24	Aug06 - Apr21	Aug06 - May18	Aug06 - Jan16
Principal # Months	250	212	177	142	114
Class M-3					
Avg. Life (yrs)	10.28	7.67	6.42	5.78	5.29
Principal Window	Apr08 - Jan29	Nov06 - Jun24	Aug06 - Apr21	Aug06 - May18	Aug06 - Jan16
Principal # Months	250	212	177	142	114
Class M-4					
Avg. Life (yrs)	10.28	7.67	6.42	5.78	5.29
Principal Window	Apr08 - Jan29	Nov06 - Jun24	Aug06 - Apr21	Aug06 - May18	Aug06 - Jan16
Principal # Months	250	212	177	142	114
Class B					
Avg. Life (yrs)	10.28	7.67	6.42	5.78	5.29
Principal Window	Apr08 - Jan29	Nov06 - Jun24	Aug06 - Apr21	Aug06 - May18	Aug06 - Jan16
Principal # Months	250	212	177	142	114

(1) **100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 6.**

Prepayment Sensitivity Analysis:

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	5.17	3.82	2.92	2.31	1.87
Principal Window	Aug03 - Aug17	Aug03 - Apr14	Aug03 - Nov11	Aug03 - Apr10	Aug03 - Feb09
Principal # Months	169	129	100	81	67
Class M-1					
Avg. Life (yrs)	9.56	7.03	5.78	5.12	4.60
Principal Window	Apr08 - Aug17	Nov06 - Apr14	Aug06 - Nov11	Aug06 - Apr10	Aug06 - Feb09
Principal # Months	113	90	64	45	31
Class M-2					
Avg. Life (yrs)	9.56	7.03	5.78	5.12	4.60
Principal Window	Apr08 - Aug17	Nov06 - Apr14	Aug06 - Nov11	Aug06 - Apr10	Aug06 - Feb09
Principal # Months	113	90	64	45	31
Class M-3					
Avg. Life (yrs)	9.56	7.03	5.78	5.12	4.60
Principal Window	Apr08 - Aug17	Nov06 - Apr14	Aug06 - Nov11	Aug06 - Apr10	Aug06 - Feb09
Principal # Months	113	90	64	45	31
Class M-4					
Avg. Life (yrs)	9.56	7.03	5.78	5.12	4.60
Principal Window	Apr08 - Aug17	Nov06 - Apr14	Aug06 - Nov11	Aug06 - Apr10	Aug06 - Feb09
Principal # Months	113	90	64	45	31
Class B					
Avg. Life (yrs)	9.56	7.03	5.78	5.12	4.60
Principal Window	Apr08 - Aug17	Nov06 - Apr14	Aug06 - Nov11	Aug06 - Apr10	Aug06 - Feb09
Principal # Months	113	90	64	45	31

[1] 100% of the Prepayment Assumption is equal to the Certificate Pricing Prepayment Speed as defined on page 6.

A-IO Sensitivity Analysis:

A-IO Sensitivity Analysis (1)	
Price (%)(2)	Yield (%)
5.3481	12.72
5.3981	11.73
5.4481	10.75
5.4981	9.79
5.5481	8.85
5.5981	7.92
5.6481	7.01
5.6981	6.11
5.7481	5.23
5.7981	4.36
5.8481	3.50
5.8981	2.66
5.9481	1.83
5.9981	1.01
6.0481	0.21
6.0981	(0.59)
6.1481	(1.37)
6.1981	(2.13)
6.2481	(2.89)
6.2981	(3.64)
6.3481	(4.38)
WAL	1.59
Mod Duration	0.95(3)

(1) Assumes prepayments occur at 21% CPR.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 5.8481% plus accrued interest.

Available Funds Cap for the Class A Notes [(1)]*:*

Distribution Period	Available Funds Cap (%) [(1)(2)]	Distribution Period	Available Funds Cap (%) [(1)(2)]	Distribution Period	Available Funds Cap (%) [(1)(2)]
1	4.19%	35	21.13%	69	16.54%
2	4.80%	36	21.64%	70	16.95%
3	5.89%	37	14.83%	71	16.60%
4	6.71%	38	14.81%	72	17.00%
5	7.83%	39	15.21%	73	16.64%
6	8.65%	40	14.90%	74	16.67%
7	10.35%	41	15.31%	75	17.07%
8	11.75%	42	15.04%	76	16.73%
9	12.31%	43	15.51%	77	17.13%
10	13.73%	44	16.68%	78	16.79%
11	14.55%	45	15.59%	79	16.81%
12	15.79%	46	15.99%	80	18.07%
13	15.76%	47	15.67%	81	16.86%
14	15.82%	48	16.05%	82	17.28%
15	16.09%	49	15.71%	83	16.92%
16	16.01%	50	15.73%	84	17.33%
17	16.31%	51	16.13%	85	16.97%
18	16.21%	52	15.78%	86	16.99%
19	17.02%	53	16.19%	87	17.40%
20	17.88%	54	15.89%	88	17.05%
21	17.22%	55	16.15%	89	17.46%
22	17.64%	56	16.96%	90	17.10%
23	17.89%	57	16.21%	91	17.13%
24	18.24%	58	16.61%	92	18.40%
25	18.09%	59	16.26%	93	17.19%
26	18.60%	60	16.67%	94	17.60%
27	19.04%	61	16.31%	95	17.24%
28	18.96%	62	16.35%	96	17.66%
29	19.41%	63	16.75%	97	15.01%
30	19.41%	64	16.40%	98	15.03%
31	20.34%	65	16.80%	99	15.44%
32	21.53%	66	16.47%	100	15.08%
33	20.70%	67	16.49%		
34	21.27%	68	17.74%		

1. Assumes no losses, 10% cleanup call, 21% CPR, 1 month LIBOR ramp from 1.11% to 15% by month 12 and other indices jump to 15% by month 2, and 7/30/03 settlement date.
2. Available Funds Cap means a per annum rate equal to 12 times the quotient of (x) the total scheduled interest due based on the net Mortgage Rates in effect on the related Due Date, divided by (y) the aggregate Certificate Principal Balance as of the first day of the applicable Accrual Period multiplied by 30 and divided by the actual number of days in the related Accrual Period.

Per Annum Excess Interest [1]:

Distribution Period	Available Excess Interest (%) (%) [1][2]
1	1.89%
2	1.66%
3	1.74%
4	1.55%
5	1.63%
6	1.47%
7	1.52%
8	1.70%
9	1.47%
10	1.65%
11	1.52%
12	1.60%
13	1.58%
14	1.55%
15	1.63%
16	1.50%
17	1.56%
18	1.43%
19	1.70%
20	1.99%
21	1.64%
22	1.73%
23	1.94%
24	2.04%
25	1.92%
26	2.26%
27	2.36%
28	2.25%
29	2.33%
30	2.29%
31	2.62%
32	2.95%
33	2.63%
34	2.75%
35	2.64%
36	2.75%
37	2.63%
38	2.58%
39	2.69%
40	2.58%
41	2.68%
42	2.57%
43	2.57%
44	2.90%
45	2.37%
46	2.49%
47	2.37%
48	2.48%
49	3.70%
50	3.70%
51	3.78%
52	3.70%
53	3.77%
54	3.68%
55	3.68%
56	3.82%
57	3.67%
58	3.74%
59	3.67%
60	3.74%
61	3.66%
62	3.66%
63	3.74%
64	3.66%
65	3.74%
66	3.66%
67	3.66%
68	3.88%
69	3.66%
70	3.73%
71	3.66%
72	3.73%
73	3.66%
74	3.66%
75	3.73%
76	3.66%
77	3.73%
78	3.65%
79	3.65%
80	3.87%
81	3.65%
82	3.73%
83	3.65%
84	3.73%
85	3.65%
86	3.65%
87	3.72%
88	3.65%
89	3.72%
90	3.65%
91	3.65%
92	3.87%
93	3.65%
94	3.72%
95	3.65%
96	3.72%
97	3.57%
98	3.57%
99	3.64%
100	3.57%

1. Assumes no losses, 10% cleanup call, 21% CPR and 7/30/03 settlement date.
2. Excess Interest is equal to (A) the product of (1) interest remaining after payment of Current Interest on Classes F, A, A-IO, IO, M-1, M-2, M-3, M-4, and B and (2) 12, divided by (B) the principal balance of Classes A, M-1, M-2, M-3, M-4, and B.



Merrill Lynch COMPUTATIONAL MATERIALS FOR BAYVIEW FINANCIAL, SERIES 2003-D TOTAL COLLATERAL SUMMARY

Aggregate Outstanding Principal Balance	$421,611,005		
Aggregate Original Principal Balance	$492,695,114		
Number of Mortgage Loans	3,937		
	Minimum	**Maximum**	**Average (1)**
Original Principal Balance	$3,800	$1,450,000	$125,145
Outstanding Principal Balance	$2,563	$1,450,000	$107,089
	Minimum	**Maximum**	**Weighted Average (2)**
Original Term (mos)	4	480	318
Stated remaining Term (mos)	1	370	255
Loan Age (mos)	0	359	62
Current Interest Rate	3.000%	17.900%	7.219%
Periodic Rate Cap(3)	0.500%	6.000%	1.508%
Gross Margin	0.000%	11.020%	3.223%
Maximum Mortgage Rate(3)	6.000%	24.000%	13.035%
Minimum Mortgage Rate(3)	0.500%	13.400%	4.110%
Months to Roll	1	118	31
Current Loan-to-Value	1.54%	122.63%	69.29%
Credit Score(3)	407	839	678
	Earliest	**Latest**	
Maturity Date	07/10/03	04/01/34	

Lien Position	Percent of Mortgage Pool
1st Lien	100.00%
Loan Type	
Fixed Rate	53.64%
ARM	46.36
Occupancy	
Primary	78.04%
Investment	19.62
Second Home	2.34
Property Type	
Single Family	73.26%
Condominium	5.77
2-4 Family	4.60
Planned Unit Development	4.28
Single Family (other)	2.64
Mixed-Use	2.33
Commercial (other)	1.34
Retail	1.24
Multi-Family (5+)	1.21
Hotel/Motel	0.83
Restaurant	0.77
Office	0.63
Co-op	0.55
Industrial	0.32
Warehouse	0.23

Year of Origination	Percent of Mortgage Pool
1984 and prior	2.73%
1985	1.61
1986	0.66
1987	1.15
1988	2.19
1989	1.81
1990	0.70
1991	0.61
1992	2.27
1993	15.41
1994	1.97
1995	3.03
1996	2.01
1997	1.75
1998	5.44
1999	10.21
2000	2.35
2001	5.74
2002	20.02
2003	18.33
Loan Purpose	
Purchase	50.49%
Rate/Term Refinance	28.76
Cashout Refinance	20.75

(1) Sum of Principal Balance divided by total number of loans.
(2) Weighted by Outstanding Principal Balance.
(3) Minimum and Weighting only for loans with values.



Merrill Lynch COMPUTATIONAL MATERIALS FOR BAYVIEW FINANCIAL, SERIES 2003-D TOTAL COLLATERAL SUMMARY

Category	A/Alt A	Insured	Subprime	Total
Percent of Total	60.24%	13.15%	26.61%	100.00%
Fixed	51.67%	67.76%	51.14%	53.64%
ARM	48.33%	32.24%	48.86%	46.36%
Current Balance	$253,995,267	$55,436,469	$112,179,269	$421,611,005
Loan Count	1,977	639	1,321	3,937
Average Balance	$128,475	$86,755	$84,920	$107,089
%=>$200,000	55.55%	24.03%	31.13%	44.91%
%=>$500,000	16.78%	2.08%	4.32%	11.53%
Gross WAC	6.906%	7.766%	7.656%	7.219%
WAM (mos)	252	289	245	255
WA Age (mos)	62	45	72	62
WA Orig. Term (mos)	314	334	316	318
Balloon	7.69%	3.42%	5.53%	6.55%
Fully Amortizing	92.31%	96.58%	94.47%	93.45%
First Lien	100.00%	100.00%	100.00%	100.00%
WA FICO (non-zero)	726	598	590	678
% below 640	0.00%	80.58%	73.72%	30.21%
WA Current LTV	67.15%	83.70%	67.00%	69.29%
WA Margin (1)	2.931%	3.820%	3.683%	3.223%
WA Lifetime Cap (non-zero) (1)	12.708%	12.609%	13.913%	13.035%
WA Next Rate Adj.(mos) (1)	42	13	12	31
Property Type				
Single-Family Dwelling	71.72%	80.12%	73.37%	73.26%
2-4 Family Dwelling	4.48%	5.61%	4.37%	4.60%
Condo	6.25%	5.03%	5.07%	5.77%
PUD	4.44%	7.48%	2.32%	4.28%
Small Balance Comm.	5.72%	0.00%	7.21%	5.37%
Multi-Family	1.44%	0.00%	1.29%	1.21%
Mixed Use	2.76%	0.00%	2.49%	2.33%
Co-op	0.81%	0.00%	0.23%	0.55%
Other	2.38%	1.76%	3.66%	2.64%
Occupancy Status				
Owner Occupied	75.81%	91.13%	76.62%	78.04%
Investor Property	21.00%	8.27%	22.09%	19.62%
Second Home	3.19%	0.60%	1.29%	2.34%
Loan Purpose				
Purchase Money	47.83%	59.87%	51.89%	50.49%
Cash Out/Refinance	21.89%	16.05%	20.50%	20.75%
Rate Term/Refinance	30.28%	24.09%	27.60%	28.76%
Insurance				
FHA/VA	0.00%	24.85%	0.00%	3.27%
Conventional MI	8.65%	34.92%	0.00%	9.80%
Lender-paid MI	15.16%	40.23%	0.00%	14.42%
Non-MI	76.19%	0.00%	100.00%	72.51%
States > 5% of Total				
California	15.06%	8.63%	19.87%	15.49%
Texas	9.45%	13.18%	13.03%	10.90%
New York	10.53%	6.54%	10.05%	9.88%
New Jersey	10.27%	6.47%	7.70%	9.08%
Florida	5.88%	4.97%	6.80%	6.01%
Other	48.81%	60.21%	42.55%	48.64%
Delinquency Status				
Current	100.00%	83.09%	86.35%	94.14%
30-59 days	0.00%	16.91%	13.65%	5.86%
60+ days	0.00%	0.00%	0.00%	0.00%
Index (1)				
1 Year US Treasury	46.56%	73.56%	56.83%	51.91%
6 Month Libor	39.70%	24.19%	23.59%	33.76%
Prime Rate	5.05%	1.09%	12.55%	6.80%
COFI	6.47%	0.31%	3.26%	5.00%
3 Year US Treasury	0.95%	0.00%	0.62%	0.77%
Other	1.27%	0.85%	3.15%	

(1) for adjustable rate loans only

Original Principal Balances of the Mortgage Loans

Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
3,800.00 to 49,999.99	1,113	$29,176,745.81	6.92%	8.872%	637	$26,215	70.72%
50,000.00 to 99,999.99	1,239	73,345,589.11	17.40	7.832	649	59,197	72.16
100,000.00 to 149,999.99	576	60,648,412.49	14.38	7.164	652	105,292	73.88
150,000.00 to 199,999.99	294	44,187,389.88	10.48	7.371	666	150,297	71.94
200,000.00 to 249,999.99	232	44,015,467.29	10.44	6.990	681	189,722	69.39
250,000.00 to 299,999.99	151	33,675,679.62	7.99	6.766	685	223,018	66.36
300,000.00 to 349,999.99	92	25,326,845.72	6.01	6.848	698	275,292	63.93
350,000.00 to 399,999.99	62	19,555,030.17	4.64	6.792	716	315,404	62.20
400,000.00 to 449,999.99	54	20,231,196.39	4.80	6.745	702	374,652	69.01
450,000.00 to 499,999.99	28	11,804,343.61	2.80	7.110	707	421,584	65.04
500,000.00 to 549,999.99	26	11,682,222.23	2.77	6.611	716	449,316	59.31
550,000.00 to 599,999.99	13	7,036,072.88	1.67	6.863	694	541,236	77.59
600,000.00 to 649,999.99	18	9,991,669.77	2.37	5.748	738	555,093	68.12
650,000.00 to 699,999.99	10	5,887,010.67	1.40	7.086	716	588,701	62.17
700,000.00 to 749,999.99	1	744,000.00	0.18	6.000	734	744,000	80.00
750,000.00 to 799,999.99	5	3,641,520.57	0.86	5.867	729	728,304	73.40
800,000.00 to 849,999.99	5	3,896,785.31	0.92	7.501	705	779,357	72.33
850,000.00 to 899,999.99	2	1,626,500.00	0.39	5.185	759	813,250	62.20
900,000.00 to 949,999.99	1	708,927.06	0.17	4.625	785	708,927	63.02
950,000.00 to 999,999.99	2	1,910,289.13	0.45	7.250	731	955,145	42.71
1,000,000.00 to 1,049,999.99	4	2,723,899.25	0.65	7.079	720	680,975	47.25
1,050,000.00 to 1,099,999.99	1	524,234.18	0.12	5.250	763	524,234	27.59
1,100,000.00 to 1,149,999.99	1	1,110,000.00	0.26	6.250	780	1,110,000	75.00
1,150,000.00 to 1,199,999.99	1	1,050,000.00	0.25	6.155	732	1,050,000	65.63
1,200,000.00 to 1,249,999.99	2	2,041,407.82	0.48	8.170	733	1,020,704	63.81
1,400,000.00 to 1,449,999.80	4	5,069,765.77	1.20	6.011	730	1,267,441	71.23
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

As of the Cut-off Date, the average Original Principal Balance of the Mortgage Loans is approximately $125,145.

Principal Balances of the Mortgage Loans as of the Cut-off Date

Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
2,563.43 to 49,999.99	1,518	$43,874,815.31	10.41%	8.215%	654	$28,903	63.42%
50,000.00 to 99,999.99	1,078	76,538,012.52	18.15	7.777	651	71,000	72.40
100,000.00 to 149,999.99	501	61,358,560.20	14.55	7.148	657	122,472	73.68
150,000.00 to 199,999.99	292	50,502,832.42	11.98	7.270	673	172,955	69.57
200,000.00 to 249,999.99	185	40,833,825.00	9.69	6.749	677	220,723	69.99
250,000.00 to 299,999.99	109	29,631,051.02	7.03	7.156	688	271,845	68.72
300,000.00 to 349,999.99	72	23,408,088.41	5.55	6.913	708	325,112	63.65
350,000.00 to 399,999.99	50	18,809,525.31	4.46	6.886	686	376,191	67.22
400,000.00 to 449,999.99	34	14,316,058.41	3.40	6.624	730	421,061	68.85
450,000.00 to 499,999.99	29	13,712,249.85	3.25	6.672	698	472,836	64.40
500,000.00 to 549,999.99	13	6,825,833.12	1.62	7.262	727	525,064	59.68
550,000.00 to 599,999.99	17	9,850,699.12	2.34	6.265	711	579,453	76.55
600,000.00 to 649,999.99	8	5,082,873.56	1.21	6.514	711	635,359	74.82
650,000.00 to 699,999.99	6	3,980,612.95	0.94	5.976	748	663,435	63.68
700,000.00 to 749,999.99	8	5,852,639.56	1.39	6.631	739	731,580	71.09
750,000.00 to 799,999.99	3	2,367,265.28	0.56	5.671	737	789,088	60.67
800,000.00 to 849,999.99	3	2,478,389.79	0.59	6.602	707	826,130	69.03
850,000.00 to 899,999.99	2	1,731,077.16	0.41	4.426	739	865,539	67.83
900,000.00 to 949,999.99	1	924,289.13	0.22	8.450	676	924,289	44.44
950,000.00 to 999,999.99	1	986,000.00	0.23	6.125	783	986,000	41.08
1,000,000.00 to 1,049,999.99	1	1,000,000.00	0.24	4.875	681	1,000,000	62.50
1,050,000.00 to 1,099,999.99	1	1,050,000.00	0.25	6.155	732	1,050,000	65.63
1,100,000.00 to 1,149,999.99	1	1,110,000.00	0.26	6.250	780	1,110,000	75.00
1,150,000.00 to 1,199,999.99	1	1,196,368.00	0.28	10.875	668	1,196,368	74.77
1,300,000.00 to 1,349,999.99	1	1,322,133.10	0.31	5.125	674	1,322,133	46.93
1,400,000.00 to 1,449,999.80	2	2,867,805.51	0.68	7.114	752	1,433,903	85.61
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

As of the Cut-off Date, the average Principal Balance of the Mortgage Loans is approximately $107,089.

Mortgage Rates of the Mortgage Loans as of the Cut-off Date

Mortgage Rates(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
3.00 to 3.99	63	$6,268,682.84	1.49%	3.792%	726	$99,503	60.84%
4.00 to 4.99	304	38,903,461.84	9.23	4.504	685	127,972	66.32
5.00 to 5.99	501	74,760,710.01	17.73	5.434	694	149,223	68.26
6.00 to 6.99	567	73,011,872.09	17.32	6.417	705	128,769	71.57
7.00 to 7.99	782	92,949,564.35	22.05	7.465	687	118,861	67.01
8.00 to 8.99	639	63,820,461.26	15.14	8.414	666	99,876	70.86
9.00 to 9.99	423	33,374,978.14	7.92	9.411	625	78,901	70.16
10.00 to 10.99	306	21,681,566.70	5.14	10.445	642	70,855	74.30
11.00 to 11.99	226	11,563,195.91	2.74	11.344	613	51,165	72.13
12.00 to 12.99	96	4,265,700.19	1.01	12.302	595	44,434	73.51
13.00 to 13.99	12	469,938.89	0.11	13.614	598	39,162	69.27
14.00 to 14.99	7	269,379.42	0.06	14.495	556	38,483	70.20
15.00 to 15.99	4	120,856.09	0.03	15.538	564	30,214	56.05
16.00 to 16.99	2	33,064.23	0.01	16.534	605	16,532	47.80
17.00 to 17.90	5	117,572.77	0.03	17.303	631	23,515	86.10
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans is approximately 7.22% per annum.

Original Loan-to-Value Ratios of the Mortgage Loans

Original Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
Not Available	11	$1,513,093.53	0.36%	6.565%	725	$137,554	62.53%
9.63 to 10.00	2	157,994.84	0.04	8.401	633	78,997	8.33
10.01 to 20.00	11	1,299,166.76	0.31	7.236	711	118,106	14.93
20.01 to 30.00	26	2,587,677.88	0.61	6.782	747	99,526	23.29
30.01 to 40.00	66	7,785,661.56	1.85	7.178	720	117,965	32.12
40.01 to 50.00	136	20,997,773.15	4.98	7.380	698	154,395	42.35
50.01 to 60.00	220	29,706,670.20	7.05	7.635	696	135,030	51.23
60.01 to 70.00	377	47,207,983.22	11.20	7.332	695	125,220	58.65
70.01 to 80.00	1,047	146,506,666.84	34.75	6.948	693	139,930	68.40
80.01 to 90.00	859	77,363,803.01	18.35	7.611	653	90,063	79.21
90.01 to 95.00	643	36,835,437.94	8.74	7.498	645	57,287	82.42
95.01 to 100.00	421	36,790,873.96	8.73	7.124	646	87,389	87.96
100.01 to 105.00	55	4,711,738.91	1.12	6.504	653	85,668	89.31
105.01 to 110.00	25	3,244,555.70	0.77	5.954	666	129,782	94.02
110.01 to 115.00	15	1,735,406.15	0.41	5.442	640	115,694	92.10
115.01 to 120.00	9	1,477,930.55	0.35	5.568	614	164,215	89.52
120.01 to 125.00	11	1,138,288.36	0.27	5.241	645	103,481	102.26
140.01 to 150.00	1	450,012.03	0.11	5.000	706	450,012	97.83
150.01 or greater	2	100,270.14	0.02	7.354	548	50,135	67.35
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

The minimum and maximum Original Loan-to-Value Ratios of the Mortgage Loans with Original Loan-to-Value Ratios are approximately 9.63% and 204.29%, respectively, and the weighted average Original Loan-to-Value Ratio of the Mortgage Loans with Original Loan-to-Value Ratios is approximately 77.84%.



Current Loan-to-Value Ratios of the Mortgage Loans

Current Loan-to-Value Ratios	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
1.54 to 10.00	44	$778,429.15	0.18%	6.715%	707	$17,692	7.52%
10.01 to 20.00	126	4,375,273.91	1.04	7.176	735	34,724	15.86
20.01 to 30.00	172	10,618,967.16	2.52	7.171	740	61,738	25.72
30.01 to 40.00	237	19,310,402.13	4.58	7.182	701	81,478	35.64
40.01 to 50.00	253	29,539,728.09	7.01	6.720	707	116,758	45.78
50.01 to 60.00	536	53,547,346.15	12.70	7.217	681	99,902	55.55
60.01 to 70.00	646	83,053,906.14	19.70	7.151	687	128,566	65.20
70.01 to 80.00	713	103,822,906.96	24.63	6.956	686	145,614	75.82
80.01 to 90.00	635	63,456,429.28	15.05	7.758	648	99,931	85.95
90.01 to 95.00	368	29,595,026.21	7.02	7.685	625	80,421	92.94
95.01 to 100.00	145	17,823,090.40	4.23	7.240	661	122,918	97.78
100.01 to 105.00	26	2,384,657.63	0.57	7.478	660	91,718	102.70
105.01 to 110.00	19	1,716,097.19	0.41	7.445	651	90,321	106.99
110.01 to 115.00	7	719,424.18	0.17	5.522	672	102,775	113.39
115.01 to 120.00	7	720,180.34	0.17	8.849	616	102,883	117.76
120.01 to 122.63	3	149,139.81	0.04	8.489	606	49,713	122.50
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

As of the Cut-off Date, the weighted average Current Loan-to-Value Ratio of the Mortgage Loans with Current Loan-to-Value Ratios is approximately 69.29%.

Delinquency Status of the Mortgage Loans

Delinquency Status	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
0 to 29	3,672	$396,918,331.02	94.14%	7.177%	683	$108,093	69.03%
30 to 59	265	24,692,673.71	5.86	7.895	596	93,180	73.48
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

Number of 30-Day Delinquencies of the Mortgage Loans in the Past 12 Months

30-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
0	2,896	$326,883,806.23	77.53%	7.077%	697	$112,874	68.36%
1	407	43,874,312.54	10.41	7.512	648	107,799	72.24
2	135	11,946,729.61	2.83	7.808	625	88,494	72.81
3	111	9,090,471.74	2.16	7.970	603	81,896	76.60
4	76	5,140,711.59	1.22	7.640	564	67,641	72.01
5	66	5,577,240.19	1.32	7.693	581	84,504	73.50
6	52	3,931,190.11	0.93	8.174	563	75,600	69.23
7	45	4,087,407.00	0.97	7.662	555	90,831	76.06
8	39	2,348,668.95	0.56	7.985	577	60,222	69.57
9	36	2,770,592.85	0.66	8.862	548	76,961	72.59
10	29	2,403,225.41	0.57	7.290	559	82,870	72.37
11	25	1,910,128.91	0.45	7.672	558	76,405	65.61
12	20	1,646,519.60	0.39	8.230	574	82,326	62.77
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

Number of 60-Day Delinquencies of the Mortgage Loans in the Past 12 Months

60-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
0	3,639	$396,839,662.46	94.12%	7.178%	685	$109,052	69.13%
1	120	8,790,902.61	2.09	8.035	578	73,258	73.54
2	72	6,959,819.23	1.65	7.654	574	96,664	67.84
3	36	3,023,288.72	0.72	7.661	550	83,980	75.15
4	20	1,844,532.48	0.44	8.013	551	92,227	69.79
5	21	1,463,643.49	0.35	8.727	549	69,697	76.51
6	10	946,281.40	0.22	7.276	549	94,628	72.40
7	5	431,590.10	0.10	7.432	566	86,318	80.99
8	7	912,654.08	0.22	7.326	557	130,379	71.54
9	4	215,246.10	0.05	8.951	570	53,812	72.75
10	3	183,384.06	0.04	8.301	575	61,128	40.82
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

Number of 90-Day Delinquencies of the Mortgage Loans in the Past 12 Months

90-Day Delinquencies	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
0	3,832	$412,726,270.64	97.89%	7.209%	681	$107,705	69.24%
1	50	4,392,611.55	1.04	7.444	549	87,852	68.17
2	24	1,842,512.63	0.44	7.989	548	76,771	73.00
3	14	1,326,727.50	0.31	7.487	550	94,766	78.97
4	5	320,924.21	0.08	8.942	541	64,185	82.79
5	1	156,139.96	0.04	9.064	595	156,140	86.74
6	4	447,188.08	0.11	6.568	564	111,797	77.37
8	5	234,399.49	0.06	8.863	568	46,880	69.55
9	2	164,230.67	0.04	8.350	578	82,115	41.65
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**



Original Terms to Maturity of the Mortgage Loans

Original Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
4 to 59	27	$3,534,316.90	0.84%	7.409%	706	$130,901	62.70%
60 to 119	150	12,955,313.94	3.07	7.892	686	86,369	74.08
120 to 179	216	15,906,989.63	3.77	8.984	681	73,643	65.28
180 to 239	474	41,254,759.93	9.79	8.305	676	87,035	58.84
240 to 299	189	15,459,412.84	3.67	7.958	676	81,796	68.40
300 to 359	233	20,675,142.77	4.90	6.975	701	88,735	67.23
360 to 419	2,647	311,678,269.69	73.93	6.934	676	117,748	70.93
420 to 480	1	146,799.03	0.03	7.000	644	146,799	69.90
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

Remaining Terms to Maturity of the Mortgage Loans as of the Cut-off Date

Remaining Terms to Maturity (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
1 to 59	300	$18,512,178.56	4.39%	7.895%	706	$61,707	58.88%
60 to 119	405	25,084,094.93	5.95	8.587	691	61,936	58.41
120 to 179	854	60,104,434.37	14.26	7.300	674	70,380	61.04
180 to 239	407	48,319,963.90	11.46	7.176	700	118,722	62.94
240 to 299	646	84,640,577.64	20.08	6.970	682	131,023	64.17
300 to 359	1,305	183,068,729.30	43.42	7.050	668	140,283	78.41
360 to 370	20	1,881,026.03	0.45	8.457	644	94,051	85.94
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

As of the Cut-off Date, the weighted average remaining term to maturity of the Mortgage Loans is approximately 255 months.

Seasoning of the Mortgage Loans as of the Cut-off Date

Seasoning (in months)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
0 to 59	2,120	$258,709,924.76	61.36%	7.437%	669	$122,033	75.71%
60 to 119	747	85,676,841.22	20.32	7.005	682	114,695	62.65
120 to 179	407	49,161,094.14	11.66	7.029	713	120,789	56.09
180 to 239	513	25,785,447.32	6.12	5.954	698	50,264	54.77
240 to 299	57	1,255,641.62	0.30	8.905	662	22,029	45.05
300 to 359	93	1,022,055.67	0.24	8.845	700	10,990	29.18
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

As of the Cut-off Date, the weighted average seasoning of the Mortgage Loans is approximately 62 months.



Geographic Distribution of the Mortgaged Properties

Geographic Location	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
Alabama	114	$10,727,686.98	2.54%	7.135%	709	$94,103	76.14%
Alaska	4	485,599.38	0.12	7.796	545	121,400	83.63
Arizona	66	7,161,505.36	1.70	7.206	648	108,508	80.05
Arkansas	33	2,078,310.21	0.49	8.107	723	62,979	70.97
California	391	65,321,596.34	15.49	6.676	682	167,063	66.35
Colorado	61	9,740,986.97	2.31	6.999	709	159,688	77.25
Connecticut	45	10,002,889.32	2.37	7.463	690	222,286	64.16
Delaware	6	519,688.24	0.12	6.543	739	86,615	77.63
District of Columbia	11	1,593,759.79	0.38	7.863	701	144,887	67.00
Florida	335	25,323,275.28	6.01	7.267	674	75,592	65.94
Georgia	126	11,516,801.90	2.73	7.450	662	91,403	74.70
Hawaii	9	1,830,874.64	0.43	7.701	729	203,431	59.66
Idaho	7	597,346.18	0.14	8.059	661	85,335	81.60
Illinois	80	11,466,131.92	2.72	6.842	670	143,327	70.03
Indiana	53	4,276,134.45	1.01	6.922	644	80,682	76.12
Iowa	5	285,034.77	0.07	7.006	644	57,007	79.62
Kansas	11	588,961.30	0.14	7.874	611	53,542	70.75
Kentucky	14	987,212.90	0.23	6.825	674	70,515	73.90
Louisiana	118	5,163,766.48	1.22	6.506	673	43,761	58.69
Maine	4	268,791.90	0.06	6.639	614	67,198	88.72
Maryland	88	13,157,271.57	3.12	7.417	662	149,514	67.83
Massachusetts	81	15,100,010.58	3.58	6.876	691	186,420	68.13
Michigan	68	6,235,357.97	1.48	8.687	637	91,696	72.06
Minnesota	35	5,374,465.90	1.27	6.817	695	153,556	74.06
Mississippi	36	1,092,953.49	0.26	9.401	611	30,360	70.01
Missouri	22	1,406,179.33	0.33	7.105	668	63,917	86.70
Montana	2	219,012.04	0.05	7.026	749	109,506	81.74
Nebraska	5	299,341.79	0.07	8.447	684	59,868	80.67
Nevada	30	3,817,635.83	0.91	7.116	656	127,255	78.51
New Hampshire	25	2,766,281.11	0.66	7.067	649	110,651	76.56
New Jersey	220	38,301,563.39	9.08	6.978	687	174,098	68.27
New Mexico	15	1,270,726.64	0.30	8.660	645	84,715	72.36
New York	242	41,652,345.66	9.88	6.981	697	172,117	62.58
North Carolina	111	9,710,107.60	2.30	7.540	674	87,478	73.89
North Dakota	1	53,747.39	0.01	7.250	637	53,747	86.69
Ohio	76	6,087,486.89	1.44	6.999	662	80,099	71.04
Oklahoma	33	894,893.30	0.21	7.387	656	27,118	59.78
Oregon	33	4,477,522.68	1.06	7.037	706	135,683	64.07
Pennsylvania	220	16,522,989.61	3.92	7.421	650	75,104	73.47
Rhode Island	18	2,357,965.63	0.56	7.601	659	130,998	61.30
South Carolina	52	4,267,922.54	1.01	7.135	663	82,075	72.20
South Dakota	2	31,464.82	0.01	9.096	668	15,732	56.13
Tennessee	83	4,882,737.32	1.16	8.211	635	58,828	77.22
Texas	746	45,934,976.09	10.90	8.066	666	61,575	72.33
Utah	22	3,028,452.42	0.72	7.783	675	137,657	80.60
Vermont	3	928,684.90	0.22	7.817	639	309,562	66.81
Virginia	114	11,322,843.40	2.69	7.409	693	99,323	65.95
Virgin Islands	1	120,532.52	0.03	5.875	N/A	120,533	61.81
Washington	36	7,570,805.04	1.80	6.939	713	210,300	69.09
West Virginia	6	1,184,842.49	0.28	5.187	682	197,474	64.61
Wisconsin	18	1,603,530.48	0.38	7.284	685	89,085	74.78
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

No more than approximately 0.61% of the Mortgage Loans are secured by Mortgaged Properties location in any one zip code area.



Merrill Lynch COMPUTATIONAL MATERIALS FOR BAYVIEW FINANCIAL, SERIES 2003-D TOTAL COLLATERAL SUMMARY

Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
Purchase	2,519	$212,881,252.23	50.49%	7.344%	675	$84,510	73.03%
Rate/Term Refinance	782	121,238,047.21	28.76	6.645	683	155,036	66.99
Cashout Refinance	636	87,491,705.29	20.75	7.710	677	137,566	63.78
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

Amortization Types of the Mortgage Loans

Amortization Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
Fully Amortizing	3,708	$393,979,235.03	93.45%	7.126%	678	$106,251	69.15%
Balloon	229	27,631,769.70	6.55	8.548	683	120,663	71.29
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

Adjustment Type of the Mortgage Loans

Adjustment Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
Fixed Rate	2,500	$226,172,069.18	53.64%	8.142%	672	$90,469	70.10%
Adjustable Rate	1,437	195,438,935.55	46.36	6.150	686	136,005	68.35
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

Loan Type of the Mortgage Loans

Loan Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
Conventional Uninsured	2,678	$299,064,533.65	70.93%	7.097%	688	$111,675	64.09%
Conventional with Lender Paid PMI	641	60,802,426.03	14.42	7.689	667	94,856	78.90
Conventional with Primary MI	362	41,334,197.87	9.80	7.464	654	114,183	83.62
FHA Insured	141	12,575,081.37	2.98	6.511	607	89,185	91.05
FHA Uninsured	41	4,203,758.08	1.00	7.623	606	102,531	83.27
Contract for Deed	44	2,429,354.22	0.58	9.097	652	55,213	82.67
VA Insured	30	1,201,653.51	0.29	7.430	677	40,055	78.96
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

Credit Scores of the Mortgage Loans

Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
No Score	288	$22,586,099.01	5.36%	6.633%	N/A	$78,424	63.97%
407 to 439	2	49,966.44	0.01	10.838	419	24,983	81.25
440 to 479	13	1,018,493.26	0.24	7.447	469	78,346	91.34
480 to 519	198	13,793,942.65	3.27	8.096	502	69,666	75.83
520 to 539	174	12,154,760.42	2.88	8.057	530	69,855	75.48
540 to 559	172	12,657,974.54	3.00	7.999	549	73,593	71.62
560 to 579	206	16,186,309.67	3.84	7.934	569	78,574	74.93
580 to 599	222	19,259,380.54	4.57	8.037	590	86,754	73.48
600 to 619	233	24,815,429.39	5.89	7.786	610	106,504	72.91
620 to 639	275	27,438,068.17	6.51	7.892	629	99,775	71.60
640 to 659	261	30,031,800.44	7.12	7.326	650	115,064	74.28
660 to 679	259	33,917,315.31	8.04	7.554	671	130,955	72.83
680 to 699	285	36,511,978.31	8.66	6.986	689	128,112	71.05
700 to 719	278	33,748,516.01	8.00	7.141	708	121,398	70.59
720 to 739	195	25,369,218.31	6.02	6.585	729	130,099	69.22
740 to 759	245	33,601,779.92	7.97	6.639	750	137,150	67.89
760 to 779	227	30,297,814.36	7.19	6.678	770	133,471	61.90
780 to 799	236	32,089,223.71	7.61	6.533	789	135,971	60.98
800 to 819	116	11,841,732.41	2.81	6.899	809	102,084	55.01
820 to 839	52	4,241,201.86	1.01	6.056	827	81,562	46.93
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

As of the Cut-off Date, the weighted average credit score of the Mortgage Loans with credit scores is approximately 678.

Mortgaged Property Type of the Mortgage Loans

Mortgaged Property Type	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
Single Family	3,002	$308,871,945.67	73.26%	6.990%	676	$102,889	69.06%
Condominium	284	24,338,867.70	5.77	6.923	690	85,700	70.70
2-4 Family	152	19,398,417.79	4.60	7.805	678	127,621	77.21
Planned Unit Development	115	18,029,905.35	4.28	6.766	671	156,782	75.79
Single Family (other) (1)	196	11,129,986.44	2.64	8.687	657	56,786	71.78
Mixed-Use	65	9,803,781.18	2.33	9.429	689	150,827	65.59
Commercial (other) (2)	28	5,645,751.14	1.34	8.510	721	201,634	54.00
Retail	15	5,227,862.70	1.24	8.068	686	348,524	56.07
Multi-Family	23	5,094,869.56	1.21	8.790	688	221,516	76.10
Hotel/Motel	7	3,486,736.12	0.83	9.030	720	498,105	68.47
Restaurant	17	3,247,922.92	0.77	9.062	668	191,054	64.70
Office	11	2,661,819.24	0.63	8.223	682	241,984	73.13
Co-op	14	2,323,544.74	0.55	5.577	744	165,967	47.46
Industrial	5	1,360,985.73	0.32	9.219	623	272,197	57.06
Warehouse	3	988,608.45	0.23	10.142	657	329,536	38.03
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

(1) Includes cooperatives, undeveloped land, mobile housing, manufactured housing, duplexes and townhouses.
(2) Includes campgrounds, day care centers, self storage facilities, auto repair centers and mobile home parks.

Occupancy Types of the Mortgage Loans

Occupancy Types	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
Primary	3,194	$329,023,722.45	78.04%	7.025%	674	$103,013	69.47%
Investment	705	82,707,998.50	19.62	8.102	687	117,316	68.44
Second Home	38	9,879,283.78	2.34	6.274	726	259,981	70.24
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

Documentation Levels of the Mortgage Loans

Documentation Levels	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
Full	2,036	$204,286,008.72	48.45%	6.928%	687	$100,337	64.98%
Limited	790	94,861,264.55	22.50	7.396	689	120,078	68.82
Stated	632	76,343,095.17	18.11	7.478	655	120,796	75.09
Alternative	410	39,753,749.68	9.43	7.684	653	96,960	80.47
No Income	37	4,082,133.10	0.97	7.753	676	110,328	78.03
No Income No Asset	32	2,284,753.51	0.54	8.182	611	71,399	69.97
Total:	**3,937**	**$421,611,004.73**	**100.00%**	**7.219%**	**678**	**$107,089**	**69.29%**

Indices of the Adjustable Rate Mortgage Loans

Indices	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
1 Year CMT	912	$101,446,501.89	51.91%	5.496%	678	$111,235	67.71%
6 Month LIBOR	296	65,985,755.64	33.76	6.717	695	222,925	73.38
Prime	60	13,280,352.20	6.80	8.459	673	221,339	59.35
COFI	123	9,780,048.10	5.00	5.847	722	79,513	54.92
3 Year CMT	16	1,509,340.97	0.77	6.487	700	94,334	57.73
1 Month LIBOR	8	1,334,562.64	0.68	7.000	541	166,820	60.55
1 Year LIBOR	3	645,146.72	0.33	4.613	692	215,049	63.46
FNMA 30 Year Fixed Rate	3	544,839.91	0.28	5.669	686	181,613	92.82
5 Year CMT	3	395,341.00	0.20	8.280	653	131,780	81.95
6 Month CMT	8	208,002.91	0.11	5.546	616	26,000	42.97
30 Year CMT	3	177,554.14	0.09	6.055	726	59,185	60.67
10 Year CMT	1	81,329.55	0.04	7.000	N/A	81,330	92.42
3 Month CMT	1	50,159.88	0.03	6.350	773	50,160	45.69
Total:	**1,437**	**$195,438,935.55**	**100.00%**	**6.150%**	**686**	**$136,005**	**68.35%**

Frequency of Mortgage Rate Adjustment of the Adjustable Rate Mortgage Loans

Frequency of Mortgage Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
1	24	$4,581,700.93	2.34%	6.393%	728	$190,904	55.46%
3	10	251,337.10	0.13	5.563	674	25,134	47.65
6	378	77,723,361.59	39.77	6.761	693	205,617	70.98
12	958	108,637,333.85	55.59	5.663	679	113,400	67.42
24	7	360,955.31	0.18	6.928	663	51,565	63.17
36	50	3,006,694.40	1.54	6.877	683	60,134	54.84
60	9	808,658.11	0.41	8.349	641	89,851	72.59
84	1	68,894.26	0.04	8.880	558	68,894	68.28
Total:	**1,437**	**$195,438,935.55**	**100.00%**	**6.150%**	**686**	**$136,005**	**68.35%**

Gross Margins of the Adjustable Rate Mortgage Loans

Gross Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
No Margin	59	$1,815,040.66	0.93%	7.193%	670	$30,763	51.48%
0.250 to 0.999	2	377,714.80	0.19	4.680	768	188,857	69.45
1.000 to 1.999	17	2,433,207.59	1.24	7.077	738	143,130	50.94
2.000 to 2.999	936	139,256,559.44	71.25	5.464	695	148,778	67.99
3.000 to 3.999	209	17,412,973.97	8.91	6.338	695	83,316	66.86
4.000 to 4.999	16	3,648,110.51	1.87	6.902	648	228,007	70.49
5.000 to 5.999	56	10,913,973.84	5.58	8.401	662	194,892	75.85
6.000 to 6.999	53	9,199,176.48	4.71	8.790	638	173,569	67.83
7.000 to 7.999	34	3,404,701.41	1.74	8.975	625	100,138	76.37
8.000 to 8.999	41	4,724,010.32	2.42	9.869	609	115,220	73.38
9.000 to 9.999	12	2,102,966.93	1.08	10.585	638	175,247	72.73
10.000 to 10.999	1	99,668.97	0.05	10.420	629	99,669	94.03
11.000 to 11.020	1	50,830.63	0.03	10.350	528	50,831	79.42
Total:	**1,437**	**$195,438,935.55**	**100.00%**	**6.150%**	**686**	**$136,005**	**68.35%**

As of the Cut-off Date, the weighted average Gross Margin of the Adjustable Rate Mortgage Loans is approximately 3.22% per annum.



Maximum Mortgage Rates of the Adjustable Rate Mortgage Loans

Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
No Maximum Rate	123	$11,121,063.33	5.69%	6.385%	719	$90,415	59.49%
6.00 to 6.99	3	290,784.18	0.15	4.848	739	96,928	62.64
8.00 to 8.99	2	272,594.18	0.14	6.094	689	136,297	79.03
9.00 to 9.99	10	1,633,629.73	0.84	4.810	717	163,363	80.12
10.00 to 10.99	84	24,860,890.69	12.72	5.588	711	295,963	73.56
11.00 to 11.99	122	25,157,941.15	12.87	5.886	702	206,213	70.48
12.00 to 12.99	304	49,026,852.85	25.09	5.349	664	161,273	72.84
13.00 to 13.99	179	30,885,202.46	15.80	5.917	704	172,543	64.99
14.00 to 14.99	183	19,183,222.00	9.82	6.797	679	104,826	64.65
15.00 to 15.99	167	16,598,031.81	8.49	7.861	653	99,389	65.49
16.00 to 16.99	129	8,074,909.46	4.13	7.401	671	62,596	62.83
17.00 to 17.99	83	4,704,319.39	2.41	8.232	653	56,679	60.93
18.00 to 18.99	34	3,031,998.60	1.55	7.475	659	89,176	61.04
19.00 to 19.99	8	325,313.21	0.17	11.505	609	40,664	66.48
20.00 to 20.99	3	97,550.58	0.05	11.320	664	32,517	64.62
21.00 to 21.99	1	79,533.50	0.04	5.875	778	79,534	71.65
22.00 to 22.99	1	33,778.31	0.02	4.600	685	33,778	42.76
24.00 to 24.00	1	61,320.12	0.03	8.875	509	61,320	64.55
Total:	**1,437**	**$195,438,935.55**	**100.00%**	**6.150%**	**686**	**$136,005**	**68.35%**

As of the Cut-off Date, the weighted average Maximum Mortgage Rate of the Adjustable Rate Mortgage Loans with Maximum Mortgage Rate is approximately 13.04% per annum.

Minimum Mortgage Rates of the Adjustable Rate Mortgage Loans

Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
No Minimum Rate	695	$64,843,442.08	33.18%	5.692%	683	$93,300	63.90%
0.50 to 0.99	2	265,039.92	0.14	5.711	666	132,520	93.82
1.00 to 1.99	5	430,464.63	0.22	6.615	558	86,093	87.69
2.00 to 2.99	379	87,329,472.44	44.68	5.480	698	230,421	71.03
3.00 to 3.99	68	5,932,259.54	3.04	6.418	685	87,239	76.50
4.00 to 4.99	21	2,881,026.31	1.47	5.580	710	137,192	67.41
5.00 to 5.99	20	2,092,805.23	1.07	7.700	675	104,640	74.75
6.00 to 6.99	44	3,403,636.16	1.74	6.876	652	77,355	72.29
7.00 to 7.99	58	7,689,474.51	3.93	7.545	679	132,577	66.10
8.00 to 8.99	52	8,224,707.84	4.21	8.531	672	158,167	71.15
9.00 to 9.99	43	6,073,709.86	3.11	9.588	605	141,249	66.45
10.00 to 10.99	25	3,587,028.88	1.84	10.699	669	143,481	70.46
11.00 to 11.99	16	1,873,699.26	0.96	11.414	653	117,106	52.02
12.00 to 12.99	8	783,500.87	0.40	12.343	596	97,938	62.11
13.00 to 13.40	1	28,668.02	0.01	13.400	536	28,668	81.91
Total:	**1,437**	**$195,438,935.55**	**100.00%**	**6.150%**	**686**	**$136,005**	**68.35%**

As of the Cut-off Date, the weighted average Minimum Mortgage Rate of the Adjustable Rate Mortgage Loans with Minimum Mortgage Rates is approximately 4.11% per annum.

Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans

Months to Next Rate Adjustment	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
1 to 6	690	$76,540,174.71	39.16%	5.826%	685	$110,928	64.12%
7 to 12	414	42,879,320.17	21.94	5.451	666	103,573	70.03
13 to 18	53	6,977,485.90	3.57	7.592	672	131,651	69.15
19 to 24	102	16,929,193.20	8.66	8.742	643	165,972	69.95
25 to 30	40	3,992,263.94	2.04	7.791	634	99,807	71.33
31 to 36	16	1,688,257.92	0.86	6.463	649	105,516	71.85
37 to 42	4	250,107.29	0.13	7.924	540	62,527	77.30
43 to 48	3	670,394.98	0.34	7.783	683	223,465	86.15
49 to 54	26	5,052,373.12	2.59	5.753	716	194,322	79.80
55 to 60	12	3,787,783.66	1.94	6.856	685	315,649	78.43
73 to 78	2	893,772.68	0.46	5.712	773	446,886	70.43
79 to 84	1	137,915.85	0.07	5.375	646	137,916	74.55
109 to 114	7	5,789,538.28	2.96	5.996	741	827,077	75.34
115 to 118	67	29,850,353.85	15.27	5.913	730	445,528	69.92
Total:	**1,437**	**$195,438,935.55**	**100.00%**	**6.150%**	**686**	**$136,005**	**68.35%**

As of the Cut-off Date, the weighted average Months to Next Rate Adjustment of the Adjustable Rate Mortgage Loans is approximately 31 months.

Periodic Caps of the Adjustable Rate Mortgage Loans

Periodic Caps(%)	Number of Mortgage Loans	Aggregate Principal Balance	Percent of Aggregate Principal Balance	Weighted Average Coupon	Weighted Average FICO	Average Balance	Current LTV
No Periodic Cap	129	$12,987,579.96	6.65%	5.886%	716	$100,679	55.70%
0.500 to 0.500	9	253,694.79	0.13	7.008	631	28,188	52.56
0.501 to 0.750	3	105,413.63	0.05	8.000	779	35,138	50.64
0.751 to 1.000	481	85,936,929.72	43.97	6.343	677	178,663	74.27
1.251 to 1.500	136	7,600,973.25	3.89	7.548	671	55,890	64.65
1.751 to 2.000	670	88,020,121.09	45.04	5.867	692	131,373	64.87
2.251 to 2.500	2	41,236.44	0.02	7.287	542	20,618	42.85
2.501 to 2.750	1	7,215.51	0.00	7.500	766	7,216	20.62
2.751 to 3.000	5	472,054.86	0.24	7.604	594	94,411	62.94
5.751 to 6.000	1	13,716.30	0.01	3.500	709	13,716	32.66
Total:	**1,437**	**$195,438,935.55**	**100.00%**	**6.150%**	**686**	**$136,005**	**68.35%**

As of the Cut-off Date, the weighted average Periodic Cap of the Adjustable Rate Mortgage Loans with Periodic Caps is approximately 1.508% per annum.